SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended December 31, 2007

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 1-4982

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

PARKER RETIREMENT SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

PARKER-HANNIFIN CORPORATION

6035 PARKLAND BOULEVARD

CLEVELAND, OHIO 44124-4141

PARKER RETIREMENT SAVINGS PLAN

Report of Independent Registered Public Accounting Firm

To the Participants and Board of Directors

Parker-Hannifin Corporation

Parker Retirement Savings Plan

Cleveland, Ohio

We have audited the statement of net assets available for benefits of the Parker Retirement Savings Plan as of December 31, 2007, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Parker Retirement Savings Plan as of December 31, 2007, and the changes in net assets available for benefits for the year then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the accompanying index as of December 31, 2007, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the United States Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ McGladrey & Pullen, LLP

Cleveland, Ohio

June 27, 2008

Report of Independent Registered Public Accounting Firm

To the Participants and Board of Directors

Parker-Hannifin Corporation

Parker Retirement Savings Plan

Cleveland, Ohio

We have audited the accompanying statement of net assets available for benefits of the Parker Retirement Savings Plan (the “Plan”) as of December 31, 2006, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Parker Retirement Savings Plan as of December 31, 2006, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ Maloney + Novotny LLC

Cleveland, Ohio

June 18, 2007

PARKER RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AT DECEMBER 31, 2007 AND 2006

(Dollars in Thousands)

	2007	2006
ASSETS
Plan interest in Parker Master Savings Plan Trust at fair value (Notes 1, 2, 5 & 7)	$1,977,580	$1,739,792
Investment in Company Stock (Note 6)	892,386	680,773
Employer contribution receivable (Note 12)	10,826	9,145

Total assets	2,880,792	2,429,710

LIABILITIES
Notes payable (Note 4)	12,582	24,867

Total liabilities	12,582	24,867

Net Assets Available For Benefits At Fair Value	2,868,210	2,404,843

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(198)	2,890

Net Assets Available for Benefits	$2,868,012	$2,407,733

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

(Dollars in Thousands)

	2007	2006
ADDITIONS
Plan interest in Parker Master Savings Plan Trust investment income	$200,761	$182,422
Company Stock
Dividend and interest income	9,936	9,316
Net appreciation (Notes 1 & 6)	300,963	111,064
Participants’ contributions (Notes 1 & 2)	118,964	111,693
Employer contributions (Notes 1 & 2)	50,444	50,597

Total additions	681,068	465,092

DEDUCTIONS
Distributions to participants	226,707	182,107
Interest expense	1,022	1,796
Trustee fees and expenses	1,408	1,361

Total deductions	229,137	185,264

Net increase before transfers	451,931	279,828
Net transfers from other plans (Note 11)	8,348	22,981

Net increase	460,279	302,809

Net Assets Available for Benefits - Beginning of year	2,407,733	2,104,924

Net Assets Available for Benefits - End of year	$2,868,012	$2,407,733

The accompanying footnotes are an integral part of the financial statements.

NOTES TO FINANCIAL STATEMENTS

(Dollars in Thousands)

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Investment Valuation

The Parker Retirement Savings Plan’s (the Plan) interest in the Parker Master Savings Plan Trust (the Master Trust) is based on the beginning of the year value of the Plan’s interest plus allocated investment income less actual distributions and administrative expenses. The investments in Parker-Hannifin Corporation (the Company) common shares and the underlying investments in the Master Trust are valued at quoted market prices or net asset values of shares at the reported trade price on the last business day of the period. The Plan presents in the Statements of Changes in Net Assets Available for Benefits dividend and interest income and the net appreciation in the fair value of its investments which consists of the realized gains (losses) from the sale of investments and the unrealized appreciation (depreciation) on investments held by the Plan and Master Trust.

In September 2006, Statement of Financial Accounting Standards No. 157, “Fair Value Measurements” (SFAS 157), was issued and is effective for fiscal years beginning after November 15, 2007. SFAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. Management is currently evaluating the impact the adoption of SFAS 157 will have on the Plan’s financial statement disclosures.

Risks and Uncertainties

Management believes that the Plan’s investments are well diversified and do not create a significant concentration of interest rate, market or credit risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits. Participants assume all risk in connection with any decrease in the market price of any securities in all the Funds. Although the annual rates of return with respect to the contracts held in the Contract Income Fund are guaranteed by major insurance companies and banks, the Company does not make any representations as to the financial capability of such companies or their ability to make payments under the contracts.

Other

Purchases and sales of securities are reflected on a trade-date basis.

Dividend income is recorded on the ex-dividend date. Interest and other income are recorded as earned on the accrual basis.

Costs incident to the purchase and sale of securities, such as brokerage commissions and stock transfer taxes, as well as investment advisory fees, are charged to the funds to which they relate and are netted against interest income. Certain costs and expenses incurred in administering the Plan are paid out of the Plan’s assets and the Company pays the remainder.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Benefit distributions are recorded when paid.

Certain prior period amounts have been reclassified to conform to the current year presentation.

NOTES TO FINANCIAL STATEMENTS

(Dollars in Thousands)

2.	DESCRIPTION OF PLAN

General

The following description of the Plan provides only general information. Participants should refer to the Plan document or Summary Plan Description for a more complete description of the Plan’s provisions.

The Plan is a defined contribution plan which is available to all U. S. domestic regular full-time and part-time non-union employees, and some union employees (if negotiated). Employees are able to enroll in the Plan the first day of the month following the date of hire. The Plan is subject to Sections 401(a) and 401(k) of the Internal Revenue Code and the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Contributions and Transfers

Participants may make contributions on a before-tax and/or after-tax basis. Contributions from employees and the Company are recorded in the period that payroll deductions are made from Plan participants. Contributions are subject to certain limitations.

Company matching contributions are invested solely in a non-participant directed Employee Stock Ownership Plan (the ESOP Fund), which holds primarily Company stock (see Note 6).

Participants may elect to contribute, through payroll deductions, not less than 1% nor more than 75% of their total compensation for a Plan year and may change such percentage upon request. Participants may suspend their contributions at any time and may designate one or more of several available funds within the Master Trust in which their contributions are to be invested. Investment elections may be changed at any time. Available funds are:

(a)	Parker-Hannifin Common Stock Fund (Company Stock Fund) - Invested primarily in common shares of the Company purchased on the open market. A participant’s contribution is limited to 50% of the total amount invested.

(b)	Fidelity U.S. Bond Index Fund – Invested primarily in bonds included in the Lehman Brothers Aggregate Bond Index.

(c)	Vanguard Institutional Index Fund – Invested in stocks which comprise the S&P 500 Index.

(d)	Vanguard Extended Market Index Fund – Invested primarily in a large sampling of stocks that match certain characteristics of the Wilshire 4500 Corporation index.

(e)	Vanguard Institutional Developed Markets Index Fund – Invested in two Vanguard Funds – the European Stock Index Fund and the Pacific Stock Index Fund – which seek to track the performance of the MSCI EAFE Index.

(f)	Contract Income Fund - Invested primarily in high-quality fixed income investments such as contracts issued by insurance companies and banks which provide a return guaranteed by the issuer, and debt securities such as notes and bonds issued by Federal agencies or mortgage backed securities, with each of these investments typically providing a stable rate of return for a specific period of time. Refer to Note 7 for a further description of this fund.

(g)	PIMCO Total Return Fund - Invested primarily in securities which have a fixed rate of return such as U.S. government and corporate debt securities, mortgage and other asset-backed securities, U.S. dollar and foreign currency-denominated securities of foreign issuers, and money market instruments.

(h)	Victory EB Diversified Stock Fund – Invested primarily in a portfolio of common stocks of large publicly held companies and securities convertible into common stock.

NOTES TO FINANCIAL STATEMENTS

(Dollars in Thousands)

2.	DESCRIPTION OF PLAN (cont’d)

(i)	AIM Mid Cap Core Equity Fund – Invested primarily in equity securities, including convertible securities, of mid-capitalization companies.

(j)	Sentinel Small Company Fund - Invested primarily in common stocks issued by small and medium-sized companies.

(k)	Dodge and Cox International Stock Fund – Invested primarily in equity securities issued by non-U.S. companies from at least three different foreign countries, including emerging markets.

(l)	Fidelity Freedom Funds – Twelve mutual funds designed to help participants diversify their assets based on their life cycle. The Freedom Funds are invested in equities, fixed income and money markets based on the participant’s targeted retirement date.

Parker-Hannifin Corporation Contributions

The Company contributes an amount equal to 100% of the first 3% of the before-tax contributions and, an amount equal to 50% of the 4th percent and 5th percent of the contribution. The Company may also match after-tax contributions, but matches only 25% of the 4th percent and 5th percent of after-tax contributions. Company contributions match the before-tax contributions prior to the after-tax contributions. Effective October 1, 2005, all participants may diversify their shares of stock in the ESOP Fund at any time to any of the investment funds available within the Plan.

Participant Loans

The Plan has a loan provision which allows an active participant to borrow a minimum of $500 (actual dollars) and up to the lesser of a) 50% of their account balance or b) $50,000 (actual dollars) less the largest outstanding loan balance he/she had in the last 12 months. The loan must be repaid, with interest equal to the prime rate at the time the loan is entered into plus 1%, over a period from 1 year to 4 1/2 years for a general purpose loan and up to ten years for a residential loan. Participant loans are valued at their outstanding balances, which approximates fair value.

Participant Accounts

The Plan utilizes the unit value method for allocating Plan earnings for all funds. Unit values are determined on a daily basis and exclude contributions receivable and benefits payable.

3.	VESTING, WITHDRAWALS AND DISTRIBUTIONS

Participants are fully vested at all times. In general, a participant’s account is only paid out after termination of employment, but under certain circumstances, a participant may withdraw in cash a portion of his/her before-tax and/or after-tax contributions, subject to certain limitations and restrictions.

After a participant terminates employment for any reason, all amounts are distributable to the participant or if the participant is deceased, to the participant’s designated beneficiary. The distribution may be deferred until the age of 70 1/2 if the participant’s interest exceeds $5,000 (actual dollars). Distribution is in cash either in a single payment, quarterly installments, or by purchase of an annuity, except that amounts held in the Company Stock Fund and ESOP Fund may be distributed in the form of common shares or cash, as the participant elects. The Plan provides that mandatory or involuntary lump-sum distributions in an amount in excess of $1,000 (actual dollars), but less than $5,000 (actual dollars), shall only be made in the form of an automatic rollover IRA.

Dividends received by the ESOP Fund with respect to allocated Company shares are either paid to the participants at the end of each Plan year or reinvested, at the participants’ election.

NOTES TO FINANCIAL STATEMENTS

(Dollars in Thousands)

4.	NOTES PAYABLE

Notes payable at December 31, 2007 and 2006 consisted of the following:

	2007	2006
Amortizing Notes, 6.34% due 2008	$12,582	$24,867

The 6.34% Amortizing Notes are guaranteed by the Company and call for payment of principal and interest semi-annually through July 15, 2008. The ESOP Fund uses Company contributions and cash dividends received on unallocated shares to repay the loan plus interest.

The shares purchased with the proceeds from these borrowings are held in suspense in the ESOP Fund (referred to as unallocated shares), to be released and allocated to participants’ accounts periodically in full or partial satisfaction of the Company’s matching contribution obligations.

5.	INVESTMENTS

The investments of the Plan, except for the Company common stock held in the ESOP Fund (see Note 6), are held in a Master Trust with Fidelity Management Trust Company. The Master Trust was established for the investment of assets of the Plan and other Company sponsored retirement plans. The Plan’s interest in the net assets of the Master Trust is allocated based upon the respective participant balances within each fund for each plan. The Plan’s interest in the Master Trust’s investment income is not proportionate to its interest in the net assets due to the ability of participants to select investment options within the Master Trust. At December 31, 2007 and 2006, the Plan’s interest in the net assets of the Master Trust was approximately 99.3% and 99.5%, respectively. Administrative expenses are specifically allocated to the Plan.

The following represents the fair value of investments in the Master Trust at December 31, 2007 and 2006 (investments which exceed 5% of the Master Trust’s net assets are separately identified):

	2007	2006
Cash and cash equivalents	$24	$22
Mutual funds:
PIMCO Total Return Fund	108,641	95,342
Vanguard Institutional Index Fund	173,829	173,166
Dodge and Cox International Stock Fund	152,425	123,922
Sentinel Small Company Fund	136,605	141,500
Others	396,677	299,641
Common / collective funds:
Victory EB Diversified Stock Fund	330,507	322,661
Parker-Hannifin Corporation common shares	246,826	168,150
Contract Income Fund	377,658	365,152
Participant loans	67,311	62,790

Total investments at fair value	$1,990,503	$1,752,346
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(198)	3,211

Total investments	$1,990,305	$1,755,557

NOTES TO FINANCIAL STATEMENTS

(Dollars in Thousands)

5.	INVESTMENTS (cont’d)

The following table presents the investment income for the Master Trust for the years ended December 31, 2007 and 2006:

	2007	2006
Net appreciation in fair value of investments:
Company common shares	$77,901	$27,278
Common / collective funds	33,852	27,681
Mutual funds	17,760	70,082

	$129,513	$125,041
Investment Income:
Interest and dividends	72,319	58,676

	$201,832	$183,717

6.	NONPARTICIPANT-DIRECTED INVESTMENTS

Information about the net assets, which includes notes payable as reported on the Statements of Net Assets Available for Benefits, and the significant components of the changes in net assets relating to the non-participant directed investments at December 31 is as follows:

	2007	2006
Net Assets:
ESOP Fund – Allocated	$861,576	$638,246
ESOP Fund – Unallocated	18,228	17,660

	$879,804	$655,906

	Year ended December 31, 2007		Year ended December 31, 2006
	ESOP Fund Allocated	ESOP Fund Unallocated	ESOP Fund Allocated	ESOP Fund Unallocated
Changes in Net Assets:
Contributions	$36,037	$3,135	$38,803	$3,073
Transfers (to) other plan funds	(80,030)	—	(99,853)	—
Interest income	542	6	439	8
Dividend income	8,955	433	8,226	643
Net appreciation (depreciation)	302,947	(1,984)	114,063	(2,999)
Benefits paid to participants	(45,121)	—	(38,993)	—
Interest expense	—	(1,022)	—	(1,796)

	$223,330	$568	$22,685	$(1,071)

NOTES TO FINANCIAL STATEMENTS

(Dollars in Thousands)

7.	CONTRACT INCOME FUND

The Contract Income Fund holds guaranteed investment contracts (GICs). Financial Accounting Standards Board Staff Position’s FSP AAG INV-1 and 94-4-1 (FSP) requires that fair value be based upon the standard discounted cash flow methodology as referred to in Statement of Financial Accounting Standards No. 107 for traditional and separate account GICs and be based upon market value for fixed maturity and constant duration synthetic GICs. All contracts are fully benefit-responsive.

As required by the FSP, the Statements of Net Assets Available for Benefits presents the Plan’s investments at fair value within the Master Trust as well as the adjustment of the Contract Income Fund investments from fair value to contract value. The Statements of Changes in Net Assets Available for Benefits are prepared on a contract value basis.

	2007	2006
Average yield based on actual earnings	4.82%	4.72%
Average yield based on interest rate credited to participants	4.86%	4.70%

Traditional GICs are unsecured, general account obligations of insurance companies. The obligation is backed by the general account assets of the insurance company that writes the investment contract. The crediting rate on this product is typically fixed for the life of the investment. Separate account GICs are investments in a segregated account of assets maintained by an insurance company for the benefit of the investors. The total return of the segregated account assets supports the separate account GICs return. The crediting rate on this product will reset periodically and it will have an interest rate of not less than 0%.

General fixed maturity synthetic GICs consist of an asset or collection of assets that are owned by the fund and a benefit responsive, book value wrap contract purchased for the portfolio. The wrap contract provides book value accounting for the asset and assures that book value, benefit responsive payments will be made for participant directed withdrawals. The crediting rate of the contract is set at the start of the contract and typically resets every quarter. Generally, fixed maturity synthetics are held to maturity. The initial crediting rate is established based on the market interest rates at the time the initial asset is purchased and it will have an interest crediting rate not less than 0%.

Constant duration synthetic GICs consist of a portfolio of securities owned by the fund and a benefit responsive, book value wrap contract purchased for the portfolio. The wrap contract amortizes gains and losses of the underlying securities over the portfolio duration, and assures that book value, benefit responsive payments will be made for participant directed withdrawals. The crediting rate on a constant duration synthetic GIC resets every quarter based on the book value of the contract, the market yield of the underlying assets, the market value of the underlying assets and the average duration of the underlying assets. The crediting rate aims at converging the book value of the contract and the market value of the underlying portfolio over the duration of the contract and therefore will be affected by movements in interest rates and/or changes in the market value of the underlying portfolio. The initial crediting rate is established based on the market interest rates at the time the underlying portfolio is first put together and it will have an interest crediting rate of not less than 0%.

Withdrawals and transfers resulting from certain events, including employer initiated events and changes in the qualification of the Plan may limit the ability of the fund to transact at book or contract value. These events may cause liquidation of all or a portion of a contract at market value. The Plan administrator does not believe that the occurrence of any event which would limit the Plan’s ability to transact at book or contract value is probable.

NOTES TO FINANCIAL STATEMENTS

(Dollars in Thousands)

8.	TAX STATUS

The Internal Revenue Service has determined and informed the Company by letter dated December 27, 2005, that the terms of the Plan and related trust comply with applicable sections of the Internal Revenue Code (IRC). Since receiving the determination letter, the Plan has been amended to provide for various administrative changes including adding additional investment funds. The Plan administrator and the Plan’s tax counsel believe that the Plan continues to be designed and operated in compliance with the applicable provisions of the IRC.

Contributions matched by the Company and all earnings generally are not taxable until distributed to the participants.

9.	PLAN TERMINATION

Although it has not expressed any intent to do so, the Company, by action of its Board of Directors, without further approval by the shareholders, has the right to amend, modify, suspend, or terminate the Plan in its entirety, or as to any subsidiary or operating location. No amendment, modification, suspension, or termination may permit assets held in trust by the Trustee to be used for or diverted to purposes other than for the exclusive benefit of participants or their beneficiaries. If the Plan is terminated, the Company contributions credited to each affected participant will continue to be fully vested.

10.	PARTY-IN-INTEREST

Certain Plan investments within the Master Trust are investment funds managed by Fidelity Management Trust Company (Fidelity). Fidelity is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

11.	TRANSFERS TO THE PLAN

During calendar years 2007 and 2006, the net assets of the plans identified below were transferred to the Plan. The value of the individual participant accounts was not changed as a result of the transfer of assets to the Plan. Each participant is eligible to receive the benefits of the Plan as of the date of transfer.

Plan Name	Date of Transfer	Net Assets Transferred
2007 Transfers
Power Components of Midwest, Inc. 401(k) Plan	01/26/2007	$4,382
Rectus/Nycoil 401(k) Profit Sharing Plan	07/31/2007	1,840
Cabett Services, Inc. 401(k) Plan	03/30/2007	1,781
Mitos Technologies 401(k) Plan	10/31/2007	345

Total transfers during 2007		$8,348

2006 Transfers
Porter Instrument Company, Inc. Employee Savings and Protection Plan	03/31/2006	$9,174
Eurotherm Drives, Inc. Retirement Plan	03/31/2006	6,868
domnick hunter inc. Profit Sharing Plan	06/01/2006	3,444
Sterling Hydraulics 401(k) Plan	03/31/2006	2,301
Technitron Profit Sharing Plan	12/15/2006	1,156
TTXE, Inc. 401(k) Plan	03/31/2006	38

Total transfers during 2006		$22,981

NOTES TO FINANCIAL STATEMENTS

(Dollars in Thousands)

12.	RETIREMENT INCOME ACCOUNT

Effective April 1, 2004, a Retirement Income Account (RIA), a separate account within the Plan, was established. Most new employees of the Company are automatically enrolled in the RIA in lieu of their participation in a defined benefit plan. Some existing employees had the choice to remain with the current defined benefit plan or to participate in the RIA. Participation in the RIA for existing employees commenced July 1, 2004.

The Company makes a contribution to the participant’s RIA account in January of each year. The amount of the contribution relates to the prior year and is based on a formula taking into account the participant’s age and years of service. Participants do not make contributions to the RIA. A contribution receivable of $10,826 and $9,145, reflecting the contribution earned by participants in 2007 and 2006 but paid in 2008 and 2007, has been recorded at December 31, 2007 and 2006, respectively.

The RIA offers the employee the flexibility to invest the money in any of the investment funds (except the Company Stock Fund) offered by the Plan. After three years of service, employees are vested in their RIA and may withdraw their money after termination of employment. Active participants may not borrow or withdraw funds from their RIA account.

13.	FORM 5500 RECONCILIATION

Net Assets

	2007	2006
Net assets available for benefits per the financial statements	$2,868,012	$2,407,733
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	198	(2,890)

Net assets available for benefits per Form 5500	$2,868,210	$2,404,843

Investment Income

2007
Total investment income per the financial statements	$681,068
Adjustment from contract value to fair value for fully benefit-responsive investment contracts – current year	198
Adjustment from contract value to fair value for fully benefit-responsive investment contracts – prior year	2,890

Total investment income per Form 5500	$684,156

PARKER RETIREMENT SAVINGS PLAN

SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AT DECEMBER 31, 2007

EIN 34-0451060

(Dollars in Thousands)

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Cost	Current value
*	ESOP - Allocated	Company Common Stock	$207,204	$861,576
*	ESOP - Unallocated	Company Common Stock	9,821	30,810
*	Participant Loans	Participant loans - 8.25 - 10.25%	—	66,483

			$217,025	$958,869

*	Denotes party-in-Interest

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PARKER RETIREMENT SAVINGS PLAN

BY:	Parker-Hannifin Corporation,
Plan Administrator

BY:	/s/ Timothy K. Pistell
Timothy K. Pistell
Executive Vice President-Finance and Administration and Chief Financial Officer
Parker-Hannifin Corporation,
Plan Administrator

June 27, 2008